DEC--19--2001 16:08                ORSIA ITI               202 622 0391 P.02/02

[SEAL]

                                              DEPARTMENT OF THE TREASURY
                                                WASHINGTON, D.C. 20220




                                              December 19, 2001


Timothy M. Walsh, Esq.
Steptoe & Johnson LLP
1330 Connecticut Avenue, NW
Washington, D.C. 20036-1795

Re. CFIUS Case 01-50: E.ON AG (Germany) Powergen US Investments Corporation,
 Powergen US Funding LLC, and Powergen (Kentucky) Limited

Dear Mr. Walsh:

A letter dated November 16, 2001, informed the Committee on Foreign Investment in the United States ("CFIUS") of the proposed acquisition of Powergen US Investments Corporation, Powergen US Funding LLC, and Powergen (Kentucky) Limited pursuant to the proposed acquisition of all of the share capital of Powergen plc by E.ON AG, a German corporation.

As you know, section 721 of the Defense Production Act authorizes the President or the President's designee to review certain mergers, acquisitions and takeovers which could, result in foreign control of persons engaged in interstate commerce in the United States. Executive Order 12661, signed December 27, 1988, designates the Committee on Foreign Investment in the United States to receive notices and initiate investigations under section 721.

CFWS has reviewed the information submitted to it regarding the proposed transaction. Based on this review, CFIUS has determined that there are no issues of national security sufficient to warrant an investigation under section 721. Therefore, I am writing as staff chairman of CFIUS to advise you that action under section 721 is concluded with respect to this transaction.


                                            Sincerely,



                                            Gay Hartwell Sills
                                            Director, Office of
                                            International Investment